DAVID W. GHEGAN 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, GA 30308-2216 404.885.3000 telephone troutmansanders.com

February 6, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Pamela A. Long, Assistant Director

Re:	BlueLinx Holdings Inc.
Registration Statement on Form S-1
Filed: January 10, 2013
File No.: 333-185949

Dear Ms. Long:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 4, 2013 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-185949), filed by BlueLinx Holdings Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.
Throughout the prospectus you disclose that Cerberus ABP Investor LLC has indicated that it intends to exercise all of its rights under the pro rata basic subscription right and to participate in the over-subscription privilege.  This statement implies that Cerberus became aware of the proposed rights offering before you filed your registration statement, and further suggests that with respect to Cerberus, you may have already commenced the rights offering privately.  Since a transaction that has commenced privately may not be converted into a registered offering and must be completed privately, please provide us with your legal analysis under the Securities Act of 1933 as to why you believe it is appropriate to register your issuance of any shares of common stock to be purchased by Cerberus in connection with the rights offering.  For guidance, please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website.

ATLANTA     BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

VIA EDGAR

United States Securities and Exchange Commission
February 6, 2013

Response

As disclosed in the Company’s Registration Statement on Form S-1, Cerberus ABP Investor LLC (“Cerberus”) is the largest stockholder in the Company and currently owns approximately 53% of the outstanding shares of our common stock.  In addition, three of our seven directors (the “Cerberus Affiliated Directors”) are employees of or advisors to Cerberus Capital Management, which controls Cerberus.  The Cerberus Affiliated Directors were first informed of a possible rights offering during a meeting of the Company’s board of directors at which various capital raising alternatives, including a rights offering, were discussed.  While Cerberus indicated that, subject to the subscription price of the rights being set at an acceptable amount, Cerberus intends to exercise all of its rights under the pro rata basic subscription right and participate in the oversubscription privilege if a rights offering were commenced, no solicitation of an offer to buy was made to Cerberus during these discussions.  Further, no discussions were held with representatives of Cerberus other than the Cerberus Affiliated Directors. However, since Cerberus was aware of the Company’s plans to conduct a rights offering and indicated its intent to participate, the Company believed this was material information and it would be prudent to disclose this information at the time the Company announced its intention to proceed with the rights offering in the Registration Statement.

Section 2(a)(3) of the Securities Act of 1933, as amended, states that the terms “offer to sell,” “offer for sale,” and “offer” include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”  In analyzing whether or not communications rise to the level of an offer under Section 2(a)(3), the courts have looked at whether or not such communications conditioned the public mind in connection with a subsequent public offering.  See SEC v. Thomas D. Kienlen Corporation, 755 F. Supp. 936 (D. Ore 1991) and Chris-Craft Indus., Inc. v. Bangor Punta Corp., 426 F.2d 569 (2nd Cir. 1970).  The Company believes that past guidance from the Commission with respect to Section 2(a)(3) is consistent with that of the courts in that the Commission has focused on the risk of “conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer.”  SEC Release No. 33−3844, “Publication of Information Prior to or After Effective Date of Registration Statement” (October 8, 1957), 22 F.R. 8359.  See also the Commission’s public offering reforms in Release No. 33−8591 (July 19, 2005), which “eliminate unnecessary and outmoded restrictions on offerings” and include amendments to rules relating to permitted public disclosures prior to the filing of a registration statement.

VIA EDGAR

United States Securities and Exchange Commission
February 6, 2013

Because the discussions regarding a potential rights offering were conducted solely among members of the Company’s board of directors and no public disclosures were made prior to the filing of the Registration Statement, the Company believes that such discussions do not fall within the intended meaning of “offer” in Section 2(a)(3).  The Company’s board of directors approved the rights offering and the filing of the Registration Statement at a meeting held on December 26, 2012 and delegated the authority to set the terms of the rights offering to those directors that are not affiliated with Cerberus (the “Non-Cerberus Directors”). The Company hereby confirms that, prior to the initial filing of the Registration Statement, the Non-Cerberus Directors had not determined the subscription price, the number of shares of common stock to be offered pursuant to the Registration Statement, the subscription rights ratio or any similar terms of the rights offering. As a result, the Company could have made no “offer . . . for value” to any party because the specific terms of the rights offering had not been determined. In fact, as of the date of this letter, the Non-Cerberus Directors have still not determined the subscription price of the rights offering, subscription rights ratio, record date for eligibility to participate in the rights offering or the expiration date of the rights offering.

Accordingly, the Company submits that there has been no offer within the meaning of Section 2(a)(3) of the Securities Act of 1933 for Cerberus to accept, nor is there any basis upon which Cerberus can make a decision with respect to an investment in the rights offering. Although Cerberus has indicated that it intends to participate in the rights offering, its participation is entirely dependent upon the subscription price of the rights being set at an acceptable amount.  The statement of Cerberus’s intention is not binding and Cerberus is not legally obligated to participate in the rights offering.  Therefore, Cerberus should not be prohibited from participating in the rights offering on the same basis as any other stockholder and the Company should be permitted to register the shares of common stock that may be issued to Cerberus in connection with the rights offering.

2.
While in registration, please monitor your need to update the audited financial statements incorporated by reference to your registration statement.  Please refer to Rules 3-01 and 3-12 of Regulation S-X.  In this regard, it appears that you do not meet the requirements set forth in Rule 3-01(c)(3) of Regulation S-X given that for both fiscal years 2011 and 2010 you have reported net losses from operations.

VIA EDGAR

United States Securities and Exchange Commission
February 6, 2013

Response

The Company understands its obligations with respect to updating the audited financial statements included in, or incorporated by reference in, the Registration Statement and intends to include updated audited financial statements in a future pre-effective amendment to the Registration Statement.

3.
We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights offering.  Please tell us when you intend to provide this information.  If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

Response

Once the relevant information has been determined, we will provide such information in a pre-effective amendment to the Registration Statement.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

Exhibit 5.1 Form of Opinion of Troutman Sanders LLP

4.
Since counsel is opining that the rights are valid and binding obligations of the company under the law of the jurisdiction governing these rights, please have counsel revise its opinion to include all relevant Delaware state laws in addition to the Delaware General Corporation Law. For guidance please refer to Section II.B.1.f of Staff Legal Bulletin No 19 (CF) dated October 14, 2011.

Response

We believe counsel’s opinion includes all relevant Delaware state laws. The rights would be issued in accordance with Section 157 of the Delaware General Corporation Law, which provides that the terms upon which any securities may be acquired from a corporation upon the exercise of rights shall be as “stated in the certificate of incorporation, or in a resolution adopted by the board of directors . . . and  . . . incorporated by reference in the instrument or instruments evidencing such rights.”  Moreover, the Company contemplates that the rights would be issued pursuant to subscription certificates and would not be issued pursuant to a rights agreement or other contract.  Therefore, we respectfully submit that the appropriate law for purposes of counsel’s opinion relating to the rights is the Delaware General Corporation Law, which law is appropriately covered in counsel’s opinion filed as Exhibit 5.1 to the Registration Statement. As it relates to counsel’s opinion, the Delaware General Corporation Law includes the relevant statutory provisions, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws.

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VIA EDGAR

United States Securities and Exchange Commission
February 6, 2013

We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have to me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan

cc: Sara E. Epstein, General Counsel, BlueLinx Holdings Inc.